

October 11, 2013

Via E-mail
Michael V. Pappagallo
President and Chief Financial Officer
Brixmor Property Group Inc.
420 Lexington Avenue
New York, NY 10170

Re: Brixmor Property Group Inc.
Amendment No. 3 to Form S-11
Filed October 4, 2013
File No. 333-190002

Dear Mr. Pappagallo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Distribution Policy, page 49

1.   We note your response to comment 8 of our letter dated October 2, 2013. Please expand footnote (7) to explain your basis for using a four year average as detailed in your response. Also, please expand the disclosure regarding your investing activities on page 93 to discuss your historical recurring capital expenditures and your expectations for the future.

<u>Item 33. Recent Sales of Unregistered Securities, page II-1</u>

2. We note your response to comment 14 of our letter dated October 2, 2013. Please revise this section to name the persons or identify the class of persons to whom the units will be issued. Please refer to Item 701(b) of Regulation S-K.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or Tom Kluck, Legal Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant

cc: Joshua Ford Bonnie
Simpson Thacher & Bartlett LLP
Via E-mail

Steven F. Siegel
Executive Vice President and General Counsel
Brixmor Property Group Inc.
Via E-mail